Exhibit 99.1

Peter H. Kamin
2720 Donald Ross Road, Unit #311
Palm Beach Gardens, FL 33410

September 23, 2021

BY EMAIL

Psychemedics Corporation
289 Great Road
Acton, MA 01720
Attention: Board of Directors

Ladies and Gentlemen:

As you are aware, I am one of the largest stockholders of Psychemedics Corporation (“Psychemedics” or the “Company”), owning approximately 8.4% of the outstanding shares of common stock of the Company. I have decided to send this letter as a follow-up to my September 14, 2021 private letter (the “September 14 Letter”) to the Company’s Board of Directors (the “Board”). I trust that the Board has given serious consideration to the perspectives I provided in the September 14 Letter with respect to the history and present situation at the Company, and why the status quo is no longer acceptable for stockholders.

I am disappointed that I have not received a substantive response from the Board or the Company since the delivery of the September 14 Letter, and have therefore elected to amend my Schedule 13(d) on file with the Securities and Exchange Commission (the “SEC”) to publicly attach this letter and summarize the issues raised herein and in the September 14 Letter. The goal of this letter is to reiterate my views of the Company to the Board, and publicly outline them for my fellow stockholders. I strongly urge the Board to actively listen to the views of its unaffiliated stockholders and that the Board publicly commit to undertake a transparent and comprehensive review of strategic alternatives for the Company.

For thirty years, the Board has rubber-stamped Mr. Raymond C. Kubacki (“Mr. Kubacki”) as the ideal candidate to manage the affairs of the Company as its Chairman, President and Chief Executive Officer. However, by any measure, the Company has vastly underperformed any minimal expectation of performance and/or profitability under Mr. Kubacki’s leadership. On an inflation adjusted basis, the Company’s revenues are lower and its stock price is less today than when Mr. Kubacki became CEO 30 years ago in 1991. This is wholly unacceptable.

How is it that Mr. Kubacki has remained in the position of ultimate control of the Company, as Chairman, President and CEO, for decades? It’s quite simple – I believe that he has hand-picked his entire Board to ensure his continued reign – the very people who he reports to and who should be holding Mr. Kubacki accountable to meaningful performance standards on behalf of all stockholders. Other than one replacement Director (Robyn Davis, who was named to the Board in March of 2021 to fill the open seat of deceased Director, Clinton Allen), each of the current Directors have served for over 18 years, and in the case of lead Director, Fred Weinert (“Mr. Weinert”), for over 30 years. I should note that only Director Ms. Davis (who has a tenure of under 1 year) has any other public Board experience. The current Board, other than Ms. Davis, has become stagnant and complacent over their long-tenures and I believe have failed in their duty to hold Mr. Kubacki accountable to any level of performance standard.

In addition to failing to oversee Mr. Kubacki, I believe the current Board is vastly overcompensated. For example, Mr. Weinert receives significant additional payments “to oversee” the Company’s effectively dormant Brazilian operation. It has become apparent to me that this Board cares more about supporting Mr. Kubacki’s fiefdom and defending their overcompensation than taking actions that enhance value for all of the Company’s stockholders. I also do not believe the interests of the Board and the Company’s stockholders are aligned, given that the Board and management collectively own less then 7% of the Company – and these amounts are almost irrelevant relative to the rest of their compensation package. Recently, the Company stumbled badly as it clumsily exited from its Brazilian operations and its stock price plummeted from over $25 per share in 2018 to less than $4 per share in 2020. My view is that the Board failed its stockholders entirely by not actively responding to this latest round of value destruction with a swift and decisive management change. Maintaining their current roles and salaries, and continuing to support the status quo of Mr. Kubacki’s position of complete control despite his multi-decade record of terrible performance appears to be all that matters to this Board.

Even more alarming to me than the Board’s failure to govern the Company was its recent decision to downplay an apparent approach from a third party concerning a potential strategic process. Instead of fully and transparently disclosing the details of the offer it received to the stockholders of the Company, the Board elected to bury its disclosure concerning the potential strategic buyer interest. In its latest annual report the Company merely discloses that the Company incurred “higher legal expenses related to the exploration of possible strategic alternatives”1 and nothing more. The Board has a fiduciary duty to fully explore all reasonable corporate opportunities to enhance value for all stockholders. In particular, I believe that Mr. Kubacki and this Board, with a thirty-year track record of underperformance, owes us an obligation to publicly commit to conducting a transparent, robust and unobstructed sale process.

I believe there may be many strategic buyers for Psychemedics and I urge the Board to consider any strategic alternatives that will generate superior returns for stockholders. I also strongly urge the Board to retain a nationally recognized investment bank and to form a special strategic committee chaired by Director, Robyn Davis to initiate an objective and comprehensive strategic review of the Company.

Notwithstanding the foregoing, please be advised that based on the serious reservations I have with respect to the Company’s current corporate governance structure and the Board’s ability to objectively consider strategic alternatives, I am evaluating the full range of my legal options under Delaware law. I reserve all rights to take any actions that I believe are necessary to ensure the best interests of stockholders are paramount in the boardroom. I certainly hope that any such action on my part proves unnecessary.

Very truly yours,

/s/ Peter H. Kamin
Peter H. Kamin

1 PMD’s Annual Report on Form 10-K, filed with the SEC on March 26, 2021, at page 15.